EXHIBIT 99.2

News Release

For Immediate Release	Date: July 23, 2024
24-26-TR

Teck Reports Unaudited Second Quarter Results for 2024

Record quarterly copper production and transformation to pure-play energy transition metals company

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2024.

"We generated $1.7 billion of Adjusted EBITDA1 in the second quarter driven by record copper production with QB ramp-up continuing, as well as strong copper market fundamentals with copper prices reaching all-time highs," said Jonathan Price, President and CEO. "In early July, we completed the sale of our steelmaking coal business, and we now move forward as a pure-play energy transition metals company with leading copper growth. With cash proceeds of US$7.3 billion we will reduce debt, retain cash to fund our near-term copper growth, and return significant cash to our shareholders."

Highlights

•	Adjusted EBITDA[1] of $1.7 billion in Q2 2024 was driven by record copper production as Quebrada Blanca (QB) continues to ramp-up operations, as well as strong copper prices and steelmaking coal sales volumes. Profit from continuing operations before taxes was $658 million in Q2 2024.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $413 million, or $0.80 per share, in Q2 2024. Profit from continuing operations attributable to shareholders was $363 million, $0.70 per share, in Q2 2024.
•	On July 11, 2024, we completed the sale of the remaining 77% interest in our steelmaking coal business, Elk Valley Resources (EVR) and received cash proceeds of US$7.3 billion, subject to customary closing adjustments. We will deploy the cash proceeds to reduce debt, fund our near-term copper growth, and return significant cash to our shareholders.
•	With the proceeds from the sale of the steelmaking coal business, the Board authorized up to a $2.75 billion share buyback and approved payment of an eligible dividend of $0.625 per share, including a $0.50 per share supplemental dividend, payable on September 27, 2024 to shareholders of record on September 13, 2024. Combined with the $500 million share buyback announced in February, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business have been authorized.
•	On July 15, 2024, we purchased US$1.4 billion of our public notes through a bond tender offer.
•	Our liquidity as at July 23, 2024 is $14.3 billion, including $8.7 billion of cash. We generated cash flows from operations of $1.3 billion in Q2.
•	We returned a total of $346 million to shareholders in the second quarter through the purchase of $282 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $64 million paid to shareholders as dividends.
•	Record quarterly copper production of 110,400 tonnes in the second quarter, with QB producing 51,300 tonnes. QB production continues to ramp-up to full production rates with first molybdenum produced in the quarter.
•	Copper prices (LME) averaged US$4.42 per pound in the second quarter with spot copper prices reaching all-time highs of US$4.92 per pound in the quarter.
•	Red Dog had a strong second quarter with zinc production increasing by 4% from a year ago to 139,400 tonnes and lead production increasing by 23% to 28,900 tonnes.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Dale Steeves, Director, Stakeholder Relations	236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q2 2024

Financial Metrics[1] (CAD$ in millions, except per share data)	Q2 2024	Q2 2023
Revenue	$3,873	$3,519
Gross profit	$1,162	$1,410
Gross profit before depreciation and amortization[2]	$1,828	$1,841
Profit from continuing operations before taxes	$658	$805
Adjusted EBITDA[2]	$1,670	$1,479
Profit from continuing operations attributable to shareholders	$363	$510
Adjusted profit from continuing operations attributable to shareholders[2]	$413	$643
Basic earnings per share from continuing operations	$0.70	$0.98
Diluted earnings per share from continuing operations	$0.69	$0.97
Adjusted basic earnings per share from continuing operations[2]	$0.80	$1.24
Adjusted diluted earnings per share from continuing operations[2]	$0.79	$1.22

Notes:

1.	The financial metrics presented for each period includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on Our Copper Growth Strategy

•	QB copper production of 51,300 tonnes in the second quarter increased compared to 43,300 tonnes in the first quarter of 2024, as quarter over quarter production ramp-up continues.
•	First molybdenum production and sales at QB in the quarter, as planned, with ramp-up progressing.
•	Robust plant design and construction supports debottlenecking, and we remain focused on recovery and throughput. We continue to expect to be operating at full rates by the end of 2024.
•	Throughput has improved and is close to design rates. Recoveries have improved as we adjust to the clays in the transition ores and improve plant stability. We have confidence in achieving target recoveries by the end of 2024. We are forecasting slightly lower grades in the second half of 2024 compared to plan due to short term access issues related to pit de-watering and a localized geotechnical issue. As a result, we have updated our previously disclosed annual 2024 QB production guidance for copper to 200,000 to 235,000 tonnes and molybdenum to 1.8 to 2.4 thousand tonnes.
•	We continued to advance our industry-leading copper growth portfolio in the second quarter, with the focus on progressing feasibility studies and permitting, advancing detailed engineering work, and planning for project execution. At QB, we progressed work to define the near term debottlenecking opportunities. We achieved milestones in the permitting processes for HVC MLE and San Nicolás projects, and advanced the preparation of construction permits and feasibility study updates to support the next stages of Zafranal project development.

2	Teck Resources Limited 2024 Second Quarter News Release

Sale of the Steelmaking Coal Business

•	On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, subject to customary closing adjustments.
•	On July 4, 2024, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This includes the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of approximately $250 million, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs.
•	In our second quarter 2024 News Release, Management's Discussion and Analysis, and Condensed Interim Consolidated Financial Statements, EVR continues to be reported in continuing operations because final regulatory approval of the sale of EVR was not received until July 4, 2024. Beginning in the third quarter of 2024, EVR results will be presented as discontinued operations.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate was 0.11 for the first half of 2024, a 46% reduction in HPI's compared to the same period last year.
•	Teck was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the 18th consecutive year.

Guidance

•	Our previously disclosed guidance has been updated for changes to our 2024 annual copper and molybdenum production, and copper net cash unit costs[1] as a result of changes to our 2024 annual production and net cash unit cost[1] guidance for QB.
•	Our 2024 annual copper production guidance has been revised to 435,000 to 500,000 tonnes. Our 2024 annual molybdenum production guidance has been revised to 4.3 to 5.5 thousand tonnes. Copper net cash units costs[1] (including QB) guidance has been revised to US$1.90 to $2.30 per pound.
•	Given the completion of the sale of EVR on July 11, 2024, we have removed all steelmaking coal business unit information from our Outlook and Guidance disclosures. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 29–33.

2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	435 - 500
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	275 - 290
Sales Guidance – Q3 2024
Red Dog zinc in concentrate sales (000’s tonnes)	250 - 290
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 - 2.30
Zinc net cash unit costs (US$/lb.)[1]	0.55 - 0.65

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2024 Second Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at July 23, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months and six months ended June 30, 2024 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2023. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profit from continuing operations attributable to shareholders decreased to $363 million in the second quarter from $510 million in the same period a year ago partly due to the reduced ownership of Elk Valley Resources (EVR), our steelmaking coal business, as described below, and lower steelmaking coal prices. In addition, finance expense and depreciation and amortization expense increased compared to the same period last year as we are depreciating QB assets and no longer capitalizing interest on the project, starting in 2024, as anticipated. These items were partly offset by increased copper sales from QB, higher copper prices and increased steelmaking coal sales volumes compared with a year ago.
•	Our profit from continuing operations attributable to shareholders in the second quarter and for the six months ended June 30, 2024 included our 77% ownership interest of EVR because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024. EVR results include 23% that are attributable to non-controlling interests, which includes Nippon Steel Corporation's (NSC) 20% and POSCO’s 3% ownership in EVR. This is a result of the closing of transactions with NSC and POSCO on January 3, 2024. We continued to operate EVR in the second quarter and retained all cash flows until completion of the sale of our remaining 77% interest in EVR to Glencore on July 11, 2024.
•	In the second quarter, London Metal Exchange (LME) copper prices increased by 15% compared with a year ago and averaged US$4.42 per pound, and LME zinc prices increased by 12%, averaging US$1.29 per pound. During the second quarter, spot copper prices reached all-time highs of US$4.92 per pound in late May.
•	Realized steelmaking coal prices in the second quarter remained above historical averages at US$238 per tonne but decreased compared with US$264 per tonne in the second quarter last year. Steelmaking coal prices also decreased compared to the first quarter of 2024, resulting in negative provisional pricing adjustments of $50 million in the second quarter.

Average Prices and Exchange Rates	Three months ended June 30,		Change
	2024	2023
Copper (LME cash – US$/pound)	$4.42	$3.84	15%
Zinc (LME cash – US$/pound)	$1.29	$1.15	12%
Steelmaking coal (realized US$/tonne)	$238	$264	(10)%
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	2%

4	Teck Resources Limited 2024 Second Quarter News Release

•	Copper production increased significantly to 110,400 tonnes in the second quarter, approximately 46,000 tonnes, or 71%, higher than the same period a year ago as a result of QB production continuing to ramp-up. Copper production from QB was 51,300 tonnes in the second quarter compared with 43,300 tonnes in the first quarter of 2024, as quarter over quarter production ramp-up continues.
•	Zinc in concentrate production of 151,900 tonnes in the second quarter decreased by 8% compared to a year ago due to expected lower zinc production from Antamina, partly offset by higher production from Red Dog driven by higher grade and recovery.
•	Steelmaking coal production in the second quarter was 6.3 million tonnes, up from 5.8 million tonnes a year ago. Production from all the plants was strong in the second quarter driven by higher plant reliability. Second quarter steelmaking coal sales were 6.4 million tonnes compared with 6.2 million tonnes in the same period last year, and at the top end of our previously disclosed guidance of 6.0 – 6.4 million tonnes.
•	We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2024 annual capital expenditure, capitalized stripping and unit cost guidance.
•	On November 13, 2023, we announced the full sale of EVR for an implied enterprise value of US$9.0 billion, with a 77% majority stake sold to Glencore and a minority stake sold to NSC. On January 3, 2024, NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. Teck continued to operate the steelmaking coal business and retained all cash flows from EVR until closing of the Glencore transaction on July 11, 2024.
•	On July 4, 2024, final regulatory approval was received for the sale of our remaining 77% interest in EVR to Glencore. The transaction closed on July 11, 2024 and we received cash proceeds of US$7.3 billion, excluding customary closing adjustments. We have or intend to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework as follows:
1.	Cash Return to Shareholders
•	Repurchase of up to US$2.0 billion (CAD$2.75 billion) of Class B subordinate voting shares.
•	Distribution of approximately US$182 million (CAD$250 million) through a supplemental eligible dividend of CAD$0.50 declared by the Board on July 11, 2024 on both Class A common and Class B subordinate shares. The supplemental dividend will be paid on September 27, 2024, to shareholders of record at the close of business on September 13, 2024. This one-time supplemental dividend is in addition to the regular base quarterly dividend of $0.125 per share, for an expected total eligible dividend payable of $0.625 per share.
•	Total announced cash return to shareholders from the 100% sale of EVR of US$2.6 billion (CAD$3.5 billion).

2.	Debt Reduction

Execute a debt reduction program of up to US$2.0 billion (CAD$2.75 billion), including the cash tender offer to purchase US$1.25 billion aggregate principal amount of our outstanding public notes, which was announced on July 4, 2024. On July 15, 2024, we completed the purchase of US$1.4 billion of our public notes through this bond tender.

5	Teck Resources Limited 2024 Second Quarter News Release

3.	Well-Funded, Value-Accretive Copper Growth

Remaining proceeds, net of taxes and transaction costs, will be retained to fund near-term copper growth. We will continue to advance our near-term copper projects, including the Highland Valley Copper Mine Life Extension, Zafranal Project, San Nicolas Project and QB debottlenecking, with the first sanction decisions expected in 2025. The current estimated capital cost attributable to Teck for these projects is US$3.3–$3.6 billion (CAD $4.5–$4.9 billion).

4.	Taxes and Transaction Costs

Estimated US$750 million (CAD$1.0 billion) to pay taxes and transaction costs.

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Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

Our profit from continuing operations attributable to shareholders in the second quarter of 2024 included our 77% ownership interest of the steelmaking coal business EVR because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024, as outlined above.

In the second quarter, profit from continuing operations attributable to shareholders was $363 million, or $0.70 per share, compared to $510 million, or $0.98 per share, in the same period last year, as outlined above.

Adjusted profit from continuing operations attributable to shareholders1 2 in the second quarter, taking into account the items identified in the table below, was $413 million, or $0.80 per share, compared with $643 million, or $1.24 per share, in the second quarter of 2023. Significant second quarter adjustments to profit, reflected in the table below, were after-tax expenses of $25 million relating to changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI and $22 million of share-based compensation, partly offset by $29 million of commodity derivative gains.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit from continuing operations attributable to shareholders[1]	$363	$510	$706	$1,676
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and ENAMI	32	69	42	71
Environmental costs	5	3	(12)	16
Inventory write-downs	—	—	19	—
Share-based compensation	22	42	49	60
Commodity derivatives	(29)	23	(27)	19
Loss (gain) on disposal or contribution of assets	9	—	3	(186)
Elkview business interruption claim	—	(81)	—	(149)
Other	11	77	25	66
Adjusted profit from continuing operations attributable to shareholders1 2	$413	$643	$805	$1,573

Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Adjusted basic earnings per share from continuing operations[2]	$0.80	$1.24	$1.55	$3.05
Adjusted diluted earnings per share from continuing operations[2]	$0.79	$1.22	$1.54	$3.00

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $30 million of after-tax gains ($45 million, before tax) in the second quarter, or $0.06 per share.

Notes:

1.	Profit from continuing operations attributable to shareholders and adjusted profit from continuing operations attributable to shareholders for each period reported includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
7	Teck Resources Limited 2024 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2024	2023	2024	2023
Revenue and profit
Revenue	$3,873	$3,519	$7,861	$7,304
Gross profit	$1,162	$1,410	$2,451	$3,076
Gross profit before depreciation and amortization[1]	$1,828	$1,841	$3,747	$3,930
Profit from continuing operations before taxes	$658	$805	$1,399	$2,661
Adjusted EBITDA[1]	$1,670	$1,479	$3,363	$3,451
Profit attributable to shareholders	$363	$510	$706	$1,650
Profit from continuing operations attributable to shareholders	$363	$510	$706	$1,676
Cash flow
Cash flow from operations	$1,326	$1,130	$1,368	$2,222
Expenditures on property, plant and equipment	$958	$1,264	$1,741	$2,535
Capitalized production stripping costs	$259	$235	$577	$545
Balance Sheet
Cash and cash equivalents			$918	$1,773
Total assets			$58,787	$53,090
Debt and lease liabilities, including current portion			$7,724	$7,258
Per share amounts
Basic earnings per share	$0.70	$0.98	$1.36	$3.20
Diluted earnings per share	$0.69	$0.97	$1.35	$3.15
Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Dividends declared per share	$0.125	$0.125	$0.25	$0.75
PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	110	64	209	121
Zinc in concentrate	152	164	312	309
Zinc – refined	65	68	128	130
Steelmaking coal (million tonnes)[2]	6.3	5.8	12.3	11.8
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	104	62	199	121
Zinc in concentrate	64	90	163	199
Zinc – refined	68	67	130	122
Steelmaking coal (million tonnes)[2]	6.4	6.2	12.3	12.4
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.42	$3.84	$4.12	$3.95
Zinc (LME cash – US$/pound)	$1.29	$1.15	$1.20	$1.29
Steelmaking coal (realized US$/tonne)	$238	$264	$266	$273
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	$1.36	$1.35

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from EVR operations in our production and sales volumes, even though we own 77% of EVR effective from January 3, 2024, because we fully consolidate (100%) EVR results in our financial statements.
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BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper	$1,369	$733	$2,447	$1,496
Zinc	433	532	974	1,148
Steelmaking coal	2,071	2,254	4,440	4,660
Total	$3,873	$3,519	$7,861	$7,304

Gross profit
Copper	$397	$205	$503	$466
Zinc	21	105	84	233
Steelmaking coal	744	1,100	1,864	2,377
Total	$1,162	$1,410	$2,451	$3,076

Gross profit before depreciation and amortization[1]
Copper	$694	$318	$1,065	$691
Zinc	67	144	193	317
Steelmaking coal	1,067	1,379	2,489	2,922
Total	$1,828	$1,841	$3,747	$3,930

Gross profit margins before depreciation and amortization[1]
Copper	51%	43%	44%	46%
Zinc	15%	27%	20%	28%
Steelmaking coal	52%	61%	56%	63%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2024 Second Quarter News Release

COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Copper price (realized – US$/pound)	$4.44	$3.80	$4.16	$3.94
Production (000’s tonnes)[1]	110	64	209	121
Sales (000’s tonnes)[1]	104	62	199	121
Gross profit	$397	$205	$503	$466
Gross profit before depreciation and amortization[2]	$694	$318	$1,065	$691
Property, plant and equipment expenditures	$558	$1,013	$1,146	$2,116

Notes:
1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper business unit increased to $397 million in the second quarter, compared with $205 million a year ago (see table below). The increase in gross profit was due to higher copper prices and substantially higher sales volumes, partly offset by the depreciation of QB assets that commenced at the start of 2024.

Record quarterly copper production of 110,400 tonnes was achieved in the second quarter, 71% higher than the same period last year. The increase was primarily driven by continued quarter over quarter improvement in QB's production, with the operation contributing 51,300 tonnes of copper in concentrate in the second quarter. Slightly higher production from Antamina and Highland Valley Copper was offset by lower production at Carmen de Andacollo due to water restrictions in the second quarter as a result of continued extreme drought conditions. The water restrictions improved during the quarter and we expect that improvement to continue in the second half of 2024.

The table below summarizes the change in gross profit in our copper business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2023	$205
Increase (decrease):
Copper price realized	194
Sales volumes	173
Unit operating costs	(14)
Co-product and by-product contribution	11
Foreign exchange (CAD$/US$)	12
Depreciation	(184)
Net increase	$192
As reported in current quarter	$397

10	Teck Resources Limited 2024 Second Quarter News Release

Property, plant and equipment expenditures in the second quarter totalled $558 million, including $202 million for sustaining capital, and $297 million for project development expenditures for QB2.

Capitalized production stripping costs were $88 million in the second quarter compared with $95 million a year ago.

Markets

In the second quarter, copper prices rose 16% over the previous quarter to an average US$4.42/lb. reaching a record high at the end of May with prices rising to US$4.92/lb. on the LME. Traditional markets continue to perform well with new technology and new energy sectors growing at an accelerated pace. Demand in Europe and North America during the quarter was quiet, with high copper prices keeping buyers operating prudently on a day to day basis. Demand in China remains strong despite weakness in the property market. Copper stocks in China rose by 70,000 tonnes in the quarter on the SHFE exchange and in bonded warehouses, and are up 375,000 tonnes year to date. In Asia, spot demand continues to be strong with India demand the standout, projected to rise this year by over 8%. Overall, global demand in 2024 is expected to remain supportive through the remainder of the year with both CRU and Wood Mackenzie expecting global demand growth to come in over 3.0% this year.

The tightness in the copper concentrate market continued through the second quarter, with spot smelter terms falling further to new record lows. Mid-Year settlements by major miners and major smelters for contracts into 2025 were settled below US$25/tonne and 2.5 cents/lb. Demand from smelters continued to outpace the rise in primary mine supply in 2024, and this tightness is projected to continue well into 2025. New smelter capacity being built to meet the growing demand from traditional markets, as well as demand from new energy and technology sectors, is coming to market sooner than primary mine supply can be brought on stream. Utilization rates at custom smelting facilities globally continue to fall as raw material shortages restrict production capability. Concentrate imports into China rose 2.5% to May 2024 following a record year of imports in 2023, as Chinese smelters and traders bid aggressively for marginal tonnes to keep utilization rates high. With concentrate tightness continuing into the second half and new integrated smelters coming online in the third quarter, removing custom concentrates from the open market, buyers will continue to face a lack of raw materials supply to feed growing cathode demand.

Operations

Quebrada Blanca

The following are the key updates relating to operational performance at QB in the second quarter:

•	Copper in concentrate production in the second quarter was 51,300 tonnes, an increase from 43,300 tonnes produced in the first quarter of 2024 as a result of continued ramp-up. Sales for the second quarter were constrained to 42,500 tonnes due to temporary filter plant issues at the port in June. The filter plant issues were resolved and the plant was operational again at the end of the second quarter. We expect to make-up the sales volumes over the balance of 2024.
•	First molybdenum production and sales, as planned, with ramp up progressing.
•	Robust plant design and construction supports debottlenecking, and we remain focused on recovery and throughput. We continue to expect to be operating at full rates by the end of 2024.
•	Throughput has improved and is close to design rates. Recoveries have improved as we adjust to the clays in the transition ores and improve plant stability. We have confidence in achieving target recoveries by the end of 2024. We are forecasting slightly lower grades in the second half of 2024, compared to plan due to short term access issues related to pit de-watering and a localized geotechnical issue. As a result, we have updated our previously disclosed 2024 annual QB production guidance for copper and molybdenum, as outlined below in the Outlook section.
11	Teck Resources Limited 2024 Second Quarter News Release

•	Operating costs were US$258 million in the second quarter. QB total and net cash unit costs[1] were expected to be higher in the first half of 2024, as we ramp-up production, utilize alternative shipping arrangements, and ramp-up the molybdenum plant. We have updated our previously disclosed 2024 annual net cash unit cost[1] guidance for QB, as outlined below in the Outlook section.

Highland Valley Copper

Copper production of 24,500 tonnes in the second quarter was 500 tonnes higher than a year ago primarily due to higher mill throughput, partly offset by lower grades. Copper sales volumes of 27,100 tonnes in the second quarter were 2,100 tonnes higher than a year ago due to timing of shipments.

Operating costs in the second quarter of $202 million, before changes in inventory, were $5 million higher than a year ago, driven by higher mill throughput.

Antamina

Copper production (100% basis) of 117,700 tonnes in the second quarter was 5,500 tonnes higher than a year ago due to increased copper-only ore being treated, as expected in the mine plan, and higher mill recoveries. The mix of mill feed in the quarter was 68% copper-only ore and 32% copper-zinc ore, compared with 51% copper-only ore and 49% copper-zinc ore a year ago. As a result, zinc production (100% basis) of 55,600 tonnes in the second quarter was 81,100 tonnes lower than a year ago.

Operating costs in the second quarter, before changes in inventory, were US$88 million (22.5% share) and similar to a year ago.

Carmen de Andacollo

Copper production of 8,100 tonnes in the second quarter was 2,100 tonnes lower than a year ago. Production continued to be impacted by low water availability due to extreme drought conditions which limited ore processing rates. The water restrictions improved during the second quarter and we expect that improvement to continue in the second half of 2024.

Operating costs in the second quarter of US$49 million, before changes in inventory, decreased by US$26 million from a year ago as a result of the lower mill throughput and targeted cost reductions in labour and contractors.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
12	Teck Resources Limited 2024 Second Quarter News Release

Cost of Sales

Cost of sales was $972 million in the second quarter compared with $528 million in the same period last year, with $438 million of the increase relating to QB, where operations continue to ramp-up. We commenced depreciation of operating assets at QB at the start of 2024 and recorded $149 million of depreciation and amortization expense in cost of sales in the second quarter.

Excluding QB, total cash unit costs1 in the second quarter were US$2.19 per pound compared to US$2.33 per pound a year ago, as a result of lower U.S. dollar denominated operating costs and lower smelter processing charges. Including QB, total cash unit costs1 in the second quarter were US$2.43 per pound, compared with US$2.33 per pound a year ago, as a result of elevated operating costs at QB during ramp-up of production.

Excluding QB, net cash unit costs1 in the second quarter were US$1.82 per pound, US$0.10 per pound lower than a year ago as a result of the reasons described above, partly offset by reduced zinc by-products credits from Antamina. Including QB, net cash unit costs1 for the second quarter were US$2.16 per pound, US$0.24 per pound higher than the same period a year ago. We have revised our previously disclosed 2024 net cash unit cost1 guidance, as outlined below.

QB total and net cash unit costs1 were expected to be higher in the first half of 2024, consistent with our previously disclosed guidance, as we ramp-up production, utilize alternative shipping arrangements and ramp-up the molybdenum plant. We have revised our previously disclosed 2024 net cash unit cost1 guidance for QB, as outlined below.

The table below presents our copper unit costs, including QB operations in 2024, and excludes QB in 2023 due to the construction and subsequent ramp-up phase.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2024	20232	2024	2023

Adjusted cash cost of sales[1]	$2.23	$2.11	$2.30	$2.09
Smelter processing charges	0.20	0.22	0.20	0.23
Total cash unit costs[1]	$2.43	$2.33	$2.50	$2.32
Cash margin for by-products[1]	(0.27)	(0.41)	(0.25)	(0.45)
Net cash unit costs[1]	$2.16	$1.92	$2.25	$1.87

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.
13	Teck Resources Limited 2024 Second Quarter News Release

Outlook

Our 2024 annual guidance for our copper business unit is outlined in our guidance tables on pages 29–33.

As noted above, we have reduced our previously disclosed QB production guidance for copper to 200,000 to 235,000 tonnes from our previously disclosed guidance of 230,000 to 275,000 tonnes and molybdenum to 1.8 to 2.4 thousand tonnes from our previously disclosed guidance of 2.9 to 3.6 thousand tonnes.

Our 2024 annual copper production is now expected to be 435,000 to 500,000 tonnes compared to our previously disclosed guidance of 465,000 to 540,000 tonnes. Our 2024 annual molybdenum production is now expected to be 4.3 to 5.5 thousand tonnes compared to our previously disclosed guidance of 5.4 to 6.7 thousand tonnes.

We have revised our 2024 annual net cash unit cost1 guidance for QB to US$2.25–$2.55 per pound from our previously disclosed guidance of US$1.95–$2.25 per pound, primarily as a result of the reduction to our annual 2024 molybdenum and copper production guidance. We have also updated our 2024 annual net cash unit cost1 guidance for our copper business unit to US$1.90–$2.30 per pound from our previously disclosed guidance of US$1.85–$2.25 per pound.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
14	Teck Resources Limited 2024 Second Quarter News Release

Copper Growth

In the second quarter we continued to advance our copper growth strategy with investments in our industry-leading copper growth portfolio. Our copper growth strategy balances growth and return of capital to shareholders with maintaining a strong balance sheet, and is informed by milestone objectives with prudent investment plans across the entire portfolio to de-risk development of each of the assets, including permitting. As previously disclosed, we do not expect to sanction any growth projects in 2024 and we are focused on advancing near-term projects for possible sanctioning in 2025. Growth projects are required to deliver an attractive risk-adjusted return and will compete for capital in line with Teck’s capital allocation framework.

Growth capital in 2024, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting, particularly at the HVC Mine Life Extension, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB, based on the performance of the existing asset base and on permitting requirements. We also expect to continue to progress our medium- to long-term portfolio options with investments to advance the path to value. Further project updates for the second quarter of 2024 are as follows:

•	For Quebrada Blanca, we progressed defining near-term growth opportunities for the debottlenecking of the current asset base.
•	We submitted a revised permit application for the HVC Mine Life Extension on June 7, 2024, and this was accepted by the Environmental Assessment Office on July 10, 2024, allowing the project to move to the next phase of the permitting process. We continue our engagement with Indigenous governments and organizations and key communities of interest.
•	Minas de San Nicolás submitted a Supplementary Information Package in response to the regulator's enquiries on their MIA-R permit application (EIA) on July 5, 2024, and continued engagement with government and stakeholders in support of permit review. In addition, Minas de San Nicolás submitted their change of land use permit application (ETJ) on June 14, 2024 and continued to advance feasibility study work, with plans to initiate detailed engineering in H1 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study.
•	We continued to advance the preparation of construction permits and feasibility study updates to support the next stages on Zafranal development with the project expected to progress into engineering in the second half of 2024.

Targeted upcoming milestones for key assets in our copper growth portfolio include:

•	QB Debottlenecking: Defining definitive plan for QB debottlenecking opportunities by the end of 2024.
•	HVC Mine Life Extension: Progressing engineering and design, project execution planning, and construction planning for substantial completion by the end of the second quarter of 2025.
•	Zafranal: Progressing to detailed engineering in H2 2024, advance execution and construction planning and construction permit application development through early 2025.
•	San Nicolás: Advancing feasibility study work, including initiating detailed engineering in H1 2025, and progressing the MIA-R and ETJ permit applications.

15	Teck Resources Limited 2024 Second Quarter News Release

ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Zinc price (realized – US$/pound)	$1.31	$1.19	$1.19	$1.33
Production (000’s tonnes)
Refined zinc	65	68	128	130
Zinc in concentrate[1]	140	134	285	260
Sales (000’s tonnes)
Refined zinc	68	67	130	122
Zinc in concentrate[1]	53	60	138	149
Gross profit	$21	$105	$84	$233
Gross profit before depreciation and amortization[2]	$67	$144	$193	$317
Property, plant and equipment expenditures	$108	$55	$141	$91

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit decreased to $21 million in the second quarter from $105 million a year ago (see table below). The decrease is primarily due to reduced refined metal sales and zinc premiums at Trail and lower sales volumes of zinc concentrate from Red Dog.

Red Dog's zinc production in the second quarter increased by 4% from a year ago to 139,400 tonnes, while lead production increased by 23% to 28,900 tonnes, both of which were driven by higher grade and recovery. At our Trail Operations, lead production was impacted by the planned shutdown of the lead circuit required for the KIVCET boiler replacement. The replacement was completed on schedule and on budget and KIVCET was back in operation before the end of the second quarter.

16	Teck Resources Limited 2024 Second Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2023	$105
Increase (decrease):
Zinc price realized	10
Refined zinc premiums	(24)
Smelter processing charges	(7)
Sales volumes	(10)
Unit operating costs	13
Co-product and by-product contribution	(47)
Royalties	(16)
Foreign exchange	4
Depreciation	(7)
Net decrease	$(84)
As reported in current quarter	$21

Property, plant and equipment expenditures in the second quarter totalled $108 million, including $81 million for sustaining capital, of which $64 million relates to our Trail Operations and $17 million relates to our Red Dog Operations.

Markets

The refined zinc market improved in the second quarter with prices rising 16% from the previous quarter to average US$1.29 per pound, approximately US$0.25 per pound higher than the lows in the first quarter of 2024. Zinc prices followed copper prices higher in May before correcting to the downside in June.

LME zinc stocks fell by 8,800 tonnes in the second quarter, but are up 37,250 tonnes year to date. Total global exchange stocks remained well below historical levels, ending the first quarter at 9.7 days of global consumption, compared to the 25-year average of 17.1 days. We estimate that total reported global stocks rose by 8,000 tonnes in the second quarter to 400,000 tonnes.

Zinc premiums remained relatively flat in the second quarter and still well above historical averages. Demand in Europe is starting to improve and may have reached a low point as premiums moved higher in June on lower spot availability from suppliers and an improvement in manufacturing since the lows in fourth quarter of 2023. In North America, automotive sales and production remained supportive through the second quarter while construction spending started to slow going into the summer months. In Asia, Chinese imports of zinc metal are up 230% year to date to May, as the destocking seen over the past two years appears to have ended. Chinese metal imports are still below historic averages, as the property market continues to struggle. Chinese demand for zinc in automotive and renewable energy sectors remains well supported.

The zinc concentrate market continued to tighten further in the second quarter, with spot treatment charges falling to their lowest levels. Increased smelter capacity to meet expected growth in metals demand has come to market following a period of low zinc prices that forced the closure of a number of small, high-cost mines. Spot treatment charges have fallen dramatically to low single digits, well below the annual settlements concluded in the first quarter of 2024. New production coming from the partial resumption of production at the Tara mine closed in the first quarter and the restart of the Kipushi mine closed over 30 years ago have brought some relief to smelters, but the tightness continued into the third quarter. Imports of zinc concentrates into China have fallen 24% year to date to May coming off record imports in 2023, as buyers struggle to secure sufficient feed.

17	Teck Resources Limited 2024 Second Quarter News Release

Operations

Red Dog

Zinc production increased to 139,400 tonnes in the second quarter compared with 133,700 tonnes a year ago. Lead production of 28,900 tonnes in the second quarter was 5,400 tonnes higher than a year ago. The higher production of zinc and lead was driven by higher grade and recovery.

Zinc sales volumes of 53,600 tonnes in the second quarter were within our previously disclosed guidance, but 11% lower than a year ago due timing of sales.

Operating costs, before inventory changes, in the second quarter were US$124 million, or US$8 million higher than a year ago. The higher costs were primarily driven by higher spend on labour and site initiatives, both as expected.

Trail Operations

Refined zinc production of 64,900 tonnes in the second quarter was 3,000 tonnes lower than a year ago due to unplanned maintenance and zinc and acid quality issues. Lead production was 5,500 tonnes in the second quarter, 10,700 tonnes lower than a year ago as a result of the shutdown of the lead circuit required to replace the KIVCET boiler, as previously disclosed.

The replacement of the KIVCET boiler and the start-up was completed on schedule and on budget in mid-June 2024. Since the restart, the boiler has been operating well.

Operating costs, before changes in inventory, in the second quarter were $150 million, $6 million lower than a year ago primarily due to lower consumption of consumables with the lead circuit shutdown for the KIVCET boiler replacement.

Cost of Sales

Cost of sales was $412 million in the second quarter compared to $427 million a year ago. The decrease in costs was primarily driven by the lower use of consumables due to reduced production from Trail compared to a year ago.

Total cash unit costs1 for Red Dog were US$0.72 per pound in the second quarter, an increase US$0.06 per pound, reflecting higher consumable costs at Red Dog and an increase in smelter processing charges. Net cash unit costs1 of US$0.69 per pound in the second quarter were US$0.04 per pound higher than a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2024	2023	2024	2023

Adjusted cash cost of sales[1]	$0.44	$0.41	$0.42	$0.43
Smelter processing charges	0.28	0.25	0.27	0.24
Total cash unit costs[1]	$0.72	$0.66	$0.69	$0.67
Cash margin for by-products[1]	(0.03)	(0.01)	(0.02)	—
Net cash unit costs[1]	$0.69	$0.65	$0.67	$0.67

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
18	Teck Resources Limited 2024 Second Quarter News Release

Outlook

Our 2024 annual guidance for our zinc business unit is outlined in our guidance tables on pages 29–33 and is unchanged from our previously issued guidance.

The Red Dog shipping season commenced on July 12, 2024. We expect sales of zinc in concentrate from Red Dog to be in the range of 250,000 to 290,000 tonnes in the third quarter of 2024, reflecting the normal seasonal pattern of Red Dog sales.

Given the current tight spot market for concentrates and existing sales commitments, our Trail Operations may take the opportunity to improve margins by periodically reducing refined zinc production during the summer to sell electricity when prices are high. Executing this strategy may result in refined zinc production below our previously disclosed 2024 annual guidance.

19	Teck Resources Limited 2024 Second Quarter News Release

STEELMAKING COAL BUSINESS UNIT (EVR)

On July 11, 2024, we completed the sale of our remaining 77% interest in EVR to Glencore. EVR is reported as continuing operations for the three and six months ended June 30, 2024, because final regulatory approval of the sale was not received until July 4, 2024. Beginning in the third quarter of 2024, EVR results will be presented as discontinued operations and the steelmaking coal business unit results will not be presented in the financial results of our continuing operations.

Given the completion of the sale of EVR on July 11, 2024, we have removed all steelmaking coal business unit information from our Outlook and Guidance disclosures.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Steelmaking coal price (realized US$/tonne)	$238	$264	$266	$273
Steelmaking coal price (realized CAD$/tonne)	$325	$355	$362	$369
Production (million tonnes)	6.3	5.8	12.3	11.8
Sales (million tonnes)	6.4	6.2	12.3	12.4
Gross profit	$744	$1,100	$1,864	$2,377
Gross profit before depreciation and amortization[1]	$1,067	$1,379	$2,489	$2,922
Property, plant and equipment expenditures	$286	$189	$444	$315

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the second quarter from our steelmaking coal business unit was $744 million compared with $1.1 billion a year ago. The decrease was due to lower realized steelmaking coal prices and higher unit operating costs, partially offset by higher sales volumes and the favourable impact of a stronger US dollar (see table below).

Second quarter sales volumes of 6.4 million tonnes were at the top end of our previously disclosed guidance range of 6.0 – 6.4 million tonnes. Sales volumes in the second quarter were higher than a year ago with strong production in the second quarter, as the business unit recovered following weather related disruptions and rail impacts in the first quarter this year.

20	Teck Resources Limited 2024 Second Quarter News Release

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2023	$1,100
Increase (decrease):
Steelmaking coal price realized	(229)
Sales volumes	27
Operating and transportation unit costs	(112)
POSCAN royalty	(37)
Foreign exchange	39
Depreciation	(44)
Net decrease	$(356)
As reported in current quarter	$744

Property, plant and equipment expenditures were $286 million in the second quarter, which included $23 million associated with water projects. Capitalized stripping costs were $156 million in the second quarter, compared to $120 million in the same period last year, as operations mined pit phases with a higher proportion of waste in the second quarter of 2024.

Markets

The FOB Australia price assessments for the second quarter, lagged by one month, averaged US$251 per tonne. This was down from US$325 per tonne in the first quarter of 2024 and lower than US$283 per tonne in the second quarter of 2023. Steelmaking coal prices declined at the end of the first quarter and remained relatively stable for the duration of the second quarter of 2024. Pricing weakened as supply of metallurgical coal improved from Australia, Canada, and the USA through to April, and was up almost 3.0 million tonnes compared to the same period in 2023.

The CFR China price assessments for the second quarter averaged US$253 per tonne compared to US$310 per tonne in the first quarter of 2024 and US$242 per tonne in the second quarter of 2023. Similar to FOB Australia prices, CFR China prices fell at the end of the first quarter, and remained stable, ending at US$247 per tonne in the second quarter. The average blast furnace utilization in China has been lower in 2024, as compared to 2023, but similar to the 84.5% average of 2022. In late March, capacity utilization was 83%, but has climbed back to nearly 89% to end the quarter. With weak domestic demand for steel, China’s finished steel exports have been strong. For the first five months of the year, China has exported 44.7 million tonnes of finished steel which is 23% higher than a year ago. These exports weigh on global steel prices and on steel mill margins.

Operations

Second quarter steelmaking coal production of 6.3 million tonnes was 9% higher than the second quarter last year, despite the completion of two major planned maintenance shutdowns this quarter. Production was strong from all the plants in the second quarter, driven by higher plant reliability, as we focused on recovering production shortfalls caused by severe weather events in the first quarter.

Total material movement in the second quarter was 9% higher than the same period a year ago. Site operations mined pit phases with a higher proportion of waste, as reflected in the increased capitalized production stripping costs, supported by higher haul truck hours.

21	Teck Resources Limited 2024 Second Quarter News Release

Cost of Sales

Cost of sales was $1.3 billion in the second quarter compared to $1.2 billion in the same period last year. Adjusted site cash cost of sales1 of $112 per tonne, increased from $94 per tonne a year ago, driven by higher spend on labour, contractors and diesel, as well as less favourable mining drivers compared to the same period last year.

Transportation unit costs in the second quarter of $46 per tonne were $1 per tonne lower than a year ago mainly due to lower demurrage charges as a result of continued stable vessel queues.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2024	2023	2024	2023

Adjusted site cash cost of sales[1]	$112	$94	$112	$91
Transportation costs	46	47	47	49
Unit costs[1]	$158	$141	$159	$140

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2024	2023	2024	2023

Adjusted site cash cost of sales[1]	$82	$70	$82	$68
Transportation costs	33	35	35	36
Unit costs[1]	$115	$105	$117	$104

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the second quarter also included a $26 per tonne charge for the amortization of capitalized stripping costs and $24 per tonne for other depreciation.

Elk Valley Water Management Update

We continued to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan) in the second quarter of 2024. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Ramp-up continued on the 77.5 million litres per day of constructed water treatment capacity during the second quarter. This included recently achieving record throughputs at Elkview Operations Saturated Rock Fill and Fording River Operations South Active Water Treatment Facility. In addition, construction progressed on two new treatment facilities, and one facility expansion.

22	Teck Resources Limited 2024 Second Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $65 million in the second quarter compared with $214 million a year ago. The year-over-year change was primarily due to higher settlement pricing adjustments and commodity derivative gains in the second quarter of 2024, partially offset by insurance proceeds in the second quarter of 2023. Significant items in the second quarter of 2024 were $45 million of positive settlement pricing adjustments and $39 million of commodity derivative gains, partly offset by $28 million of share-based compensation costs.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2024 and June 30, 2024.

	Outstanding at		Outstanding at
	June 30, 2024		March 31, 2024
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	161	4.34	157	4.00
Zinc	77	1.32	90	1.10

Finance expense includes the interest expense on our debt, on the QB advances from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. As anticipated, our finance expense increased significantly to $280 million in the second quarter compared to $67 million a year ago, primarily due to lower capitalized interest on QB2, as most of the assets were considered available for use as at December 31, 2023.

Non-operating expense, net of non-operating income, was $56 million in the second quarter compared with $211 million in the same period last year. The most significant item in the quarter was a $42 million loss on the changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes was $273 million, or 41% of pre-tax profit. This is consistent with our previously disclosed range for 2024 of between 41% and 43%, excluding the impact of the sale of our steelmaking coal business and other corporate items. Our rate is higher than the Canadian statutory income tax rate of 27%, due primarily to resource taxes and higher statutory tax rates in some foreign jurisdictions. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

Our effective tax rate is sensitive to a variety of factors, including the continuing ramp-up of QB2, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and effective tax rates in the various jurisdictions in which we operate, and various other factors. We expect our effective tax rate for the full year to be significantly impacted by the accrual of transaction taxes in the third quarter arising from the closing of the Glencore transaction on July 11, 2024.

23	Teck Resources Limited 2024 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt2 and credit ratios are summarized in the table below.

	June 30, 2024		December 31, 2023

Term notes	$2,470		$2,470
QB senior limited recourse project finance facility	2,059		2,206
Lease liabilities	819		802
Carmen de Andacollo short-term loans	120		95
Antamina credit facilities	225		225
Less unamortized fees and discounts	(50)		(56)
Debt and lease liabilities (US$ in millions)	$5,643		$5,742

Debt and lease liabilities (Canadian $ equivalent)[1]	$7,724		$7,595
Less cash and cash equivalents	(918)		(744)
Net debt[2] (A)	$6,806		$6,851

Equity (B)	$31,221		$28,292
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	18%		19%
Net debt to adjusted EBITDA ratio[2]	1.1	x	1.1	x
Weighted average coupon rate on the term notes	5.4%		5.4%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $14.3 billion as at July 23, 2024, including $8.7 billion of cash. Our liquidity as at July 23, 2024 increased significantly from June 30, 2024, reflecting receipt of the proceeds of US$7.3 billion on closing of the sale of our steelmaking coal business on July 11, 2024, net of cash deployed to fund the debt tender offer, noted below.

On July 4, 2024, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This includes the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of approximately $250 million, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for taxes and transaction costs.

On July 4, 2024, we announced an offer to purchase our Term notes. On July 15, 2024, we accepted the tender of US$1.4 billion of notes at a cost of US$1.4 billion including accrued interest. Following the tender offer, the face value of our term notes has decreased to US$1.1 billion and the weighted average coupon rate on our remaining term notes is 5.5%.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed revolving credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 20% at June 30, 2024.

24	Teck Resources Limited 2024 Second Quarter News Release

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled approximately $4.2 billion at June 30, 2024, of which $2.3 billion are related to EVR and are in the process of being cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024. We may be required to post additional security in respect of reclamation at our remaining sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Cash flow from operations in the second quarter was $1.3 billion compared with $1.1 billion a year ago.

During the second quarter, changes in working capital items resulted in a use of cash of $179 million partly due to a buildup of production inventories. This compares with a source of cash of $81 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $958 million in the second quarter, including $297 million for the development of the QB2 project and $573 million of sustaining capital. The largest components of sustaining capital expenditures were $284 million in the steelmaking coal operations, $108 million at QB and $64 million at our Trail Operations.

Capitalized production stripping costs were $259 million in the second quarter compared with $235 million a year ago. The majority of this represents the advancement of pits for future production at the steelmaking coal operations.

The table below summarizes our year-to-date capital spending for 2024.

($ in millions)	Sustaining	Growth	QB2 Project	Subtotal	Capitalized Stripping	Total

Copper	$299	$136	$711	$1,146	$170	$1,316
Zinc	109	32	—	141	37	178
Steelmaking coal	438	6	—	444	370	814
Corporate	10	—	—	10	—	10
	$856	$174	$711	$1,741	$577	$2,318

Financing Activities

Interest and finance fees paid in the second quarter, including amounts capitalized, totalled $334 million, which was $87 million higher than a year ago. Our higher financing costs reflect the increased borrowing costs related to QB advances from SMM/SC and lease interest.

In the second quarter, we paid $64 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased approximately 4.2 million Class B subordinate voting shares for $282 million in the second quarter under our normal course issuer bid.

25	Teck Resources Limited 2024 Second Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2024, approximately $2.3 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit. Following the closing of EVR and the ensuing reduction in our U.S. dollar debt and significantly larger U.S. cash balances, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances will be recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

26	Teck Resources Limited 2024 Second Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders4 and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows. Our US$ exchange sensitivity excludes foreign exchange gain/losses on our US$ cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders4 and adjusted EBITDA4 calculations.

	2024 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders2 4 ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$21	$46
Copper (000's tonnes)	467.5	US$0.01/lb.	$7	$12
Zinc (000's tonnes)[3]	880.0	US$0.01/lb.	$8	$11

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 282,500 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

27	Teck Resources Limited 2024 Second Quarter News Release

GUIDANCE

Our guidance for 2024 is outlined in the following tables, with a revision to our 2024 annual copper business unit guidance. Given the completion of the sale of EVR on July 11, 2024, we have removed all steelmaking coal business unit information from our Outlook and Guidance disclosures.

Our 2024 annual copper and molybdenum production, and copper net cash unit costs (including QB) have been updated as a result of changes to our QB guidance, as outlined above in the copper business unit section. Our 2024 annual copper production guidance has been revised to 435,000 to 500,000 tonnes, which is 30,000 to 40,000 tonnes lower than our previously disclosed guidance. Molybdenum production guidance has been revised to 4.3 to 5.5 thousand tonnes, a reduction of 1.1 to 1.2 thousand tonnes from our previously disclosed guidance. Our annual copper net cash units cost guidance has been revised to US$1.90–$2.30 per pound from our previously disclosed guidance of US$1.85–$2.25 per pound.

The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2024 annual capital expenditure, capitalized stripping and unit cost guidance.

Based on our currently elevated cash and cash equivalents balance following the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

28	Teck Resources Limited 2024 Second Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2023, our guidance for production for 2024 and for the following three years.

Units in 000’s tonnes	2023	Previous Guidance 2024	Change	Guidance 2024	Guidance 2025	Guidance 2026	Guidance 2027

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca[3]	62.8	230 - 275	(30) - (40)	200 - 235	280 - 310	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	—	112 - 125	140 - 160	130 - 150	120 - 140
Antamina	95.3	85 - 95	—	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo[3]	39.6	38 - 45	—	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	(30) - (40)	435 - 500	550 - 620	550 - 620	530 - 600
Zinc1 2 4
Red Dog	539.8	520 - 570	—	520 - 570	460 - 510	410 - 460	365 - 400
Antamina	104.2	45 - 60	—	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	—	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	—	275 - 290	270 - 300	270 - 300	270 - 300
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	93.4	90 - 105	—	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum1 2
Quebrada Blanca	—	2.9 - 3.6	(1.1) - (1.2)	1.8 - 2.4	5.0 - 6.4	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	—	1.3 - 1.6	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina	0.8	1.2 - 1.5	—	1.2 - 1.5	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	5.4 - 6.7	(1.1) - (1.2)	4.3 - 5.5	7.5 - 9.7	9.4 - 11.4	10.6 - 12.4

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

29	Teck Resources Limited 2024 Second Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for Red Dog zinc in concentrate.

	Q2 2024	Guidance Q3 2024
Zinc (000's tonnes)[1]
Red Dog	54	250 - 290

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2023 and our unit cost guidance for selected principal products in 2024.

	2023	Previous Guidance 2024	Change	Guidance 2024

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.27	2.15 - 2.35	0.15 - 0.15	2.30 - 2.50
Net cash unit costs3 4 (US$/lb.)	1.87	1.85 - 2.25	0.05 - 0.05	1.90 - 2.30

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.68	0.70 - 0.80	—	0.70 - 0.80
Net cash unit costs3 4 (US$/lb.)	0.55	0.55 - 0.65	—	0.55 - 0.65

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.24 per pound, a molybdenum price of US$22 per pound, a silver price of US$28 per ounce, a gold price of US$2,275 per ounce, a Canadian/U.S. dollar exchange rate of $1.36 and a Chilean peso/U.S. dollar exchange rate of 935. 2023 copper unit costs excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$28 per ounce and a Canadian/U.S. dollar exchange rate of $1.36. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

30	Teck Resources Limited 2024 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2023 and our capital expenditure guidance for 2024.

(Teck’s share in CAD$ millions)	2023	Previous Guidance 2024	Change	Guidance 2024
Sustaining
Copper[1]	$448	$495-550	$—	$495-550
Zinc	152	190-210	—	190-210
Corporate	24	30-40	—	30-40
	$624	$715-800	$—	$715-800
Growth
Copper2 3	$374	$400-460	$—	$400-460
Zinc	70	100-130	—	100-130

	$444	$500-590	$—	$500-590
Total
Copper	$822	$895-1,010	$—	$895-1,010
Zinc	222	290-340	—	290-340
Corporate	24	30-40	—	30-40
	$1,068	$1,215-1,390	$—	$1,215-1,390

QB2 Project capital expenditures	$2,152	$700-900	—	$700-900
QB2 Ramp-up capital expenditures	665	—	—	—
Total before SMM and SC contributions[4]	$3,885	$1,915-2,290	$—	$1,915-2,290
Estimated SMM and SC contributions to capital expenditures in the table	(1,100)	(270)-(340)	—	(270)-(340)
Total, net of partner contributions and project financing[4]	$2,785	$1,645-1,950	$—	$1,645-1,950

Notes:

1.	Copper sustaining capital includes Quebrada Blanca Operations.
2.	Excluding QB2 development capital and QB2 ramp-up capital.
3.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value, including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.
4.	Excludes steelmaking coal operations given the completion of the sale of EVR on July 11, 2024.

31	Teck Resources Limited 2024 Second Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2023	Previous Guidance 2024	Change	Guidance 2024
Copper	$379	$255 - 280	$—	$255 - 280
Zinc	76	65 - 75	—	65 - 75
Total[1]	$455	$320 - 355	$—	$320 - 355

Note:

1.	Excludes steelmaking coal operations given the completion of the sale of EVR on July 11, 2024.

QUARTERLY PROFIT (LOSS) AND CASH FLOW1

	2024		2023				2022
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$3,873	$3,988	$4,108	$3,599	$3,519	$3,785	$3,140	$4,260	$5,300

Gross profit	1,162	1,289	1,236	831	1,410	1,666	1,154	1,797	3,142

Profit (loss) attributable to shareholders	362	343	483	276	510	1,140	266	(195)	1,675

Basic earnings (loss) per share	$0.70	$0.66	$0.93	$0.53	$0.98	$2.22	$0.52	$(0.37)	$3.12

Diluted earnings (loss) per share	$0.69	$0.65	$0.92	$0.52	$0.97	$2.18	$0.51	$(0.37)	$3.07

Cash flow from operations	$1,326	$42	$1,126	$736	$1,130	$1,092	$930	$1,809	$2,921

Note:

1.	The financial metrics presented for each period includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2023 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

32	Teck Resources Limited 2024 Second Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. We are currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

33	Teck Resources Limited 2024 Second Quarter News Release

OUTSTANDING SHARE DATA

As at July 23, 2024, there were 512.0 million Class B subordinate voting shares (Class B shares) and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.8 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 26 of our 2023 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

34	Teck Resources Limited 2024 Second Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below.

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

REVENUE
Copper
Quebrada Blanca	$533	$25	$954	$45
Highland Valley Copper	368	285	670	600
Antamina	375	322	652	653
Carmen de Andacollo	93	101	171	198
	1,369	733	2,447	1,496

Zinc
Trail Operations	426	520	896	1,003
Red Dog	146	144	331	408
Other	2	1	4	3
Intra-segment revenue	(141)	(133)	(257)	(266)
	433	532	974	1,148

Steelmaking coal	2,071	2,254	4,440	4,660
TOTAL REVENUE	$3,873	$3,519	$7,861	$7,304

GROSS PROFIT
Copper
Quebrada Blanca	$69	$(1)	$8	$(4)
Highland Valley Copper	112	62	170	159
Antamina	203	168	331	344
Carmen de Andacollo	11	(22)	(8)	(27)
Other	2	(2)	2	(6)
	397	205	503	466

Zinc
Trail Operations	(79)	10	(87)	22
Red Dog	86	107	164	213
Other	14	(12)	7	(2)
	21	105	84	233

Steelmaking coal	744	1,100	1,864	2,377
TOTAL GROSS PROFIT	$1,162	$1,410	$2,451	$3,076

35	Teck Resources Limited 2024 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below.

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

OPERATING COSTS
Copper
Quebrada Blanca	$288	$24	$624	$45
Highland Valley Copper	188	177	370	347
Antamina	77	78	148	163
Carmen de Andacollo	63	98	140	175
Other	(2)	2	(2)	6
	614	379	1,280	736

Zinc
Trail Operations	157	166	311	324
Red Dog	45	48	115	123
Other	(12)	13	(3)	5
	190	227	423	452

Steelmaking coal	713	583	1,375	1,134
Total operating costs	$1,517	$1,189	$3,078	$2,322

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$27	$1	$46	$1
Highland Valley Copper	10	11	18	20
Antamina	8	9	15	17
Carmen de Andacollo	5	6	10	14
	50	27	89	52

Zinc
Trail Operations	36	43	78	77
Red Dog	15	14	33	38

	51	57	111	115

Steelmaking coal	291	292	576	604
Total transportation costs	$392	$376	$776	$771

36	Teck Resources Limited 2024 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$287	$278	$536	$533
Intra-segment purchases	(141)	(133)	(257)	(266)
Total raw material purchases	$146	$145	$279	$267

ROYALTY COSTS
Copper
Antamina	$11	$9	$13	$17

Zinc
Red Dog	(21)	(41)	(32)	(3)
Total royalty costs	$(10)	$(32)	$(19)	$14

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$149	$1	$276	$3
Highland Valley Copper	58	35	112	74
Antamina	76	58	145	112
Carmen de Andacollo	14	19	29	36
	297	113	562	225

Zinc
Trail Operations	25	23	58	47
Red Dog	21	16	51	37
	46	39	109	84

Steelmaking coal	323	279	625	545
Total depreciation and amortization	$666	$431	$1,296	$854
TOTAL COST OF SALES	$2,711	$2,109	$5,410	$4,228

37	Teck Resources Limited 2024 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

Copper
Quebrada Blanca	$5	$19	$11	$38
Highland Valley Copper	42	35	76	73
Antamina	34	35	72	70
Carmen de Andacollo	7	6	11	9
	88	95	170	190

Zinc
Red Dog	15	20	37	33

Steelmaking coal	156	120	370	322
Total	$259	$235	$577	$545

38	Teck Resources Limited 2024 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Quebrada Blanca
Tonnes mined (000's)	14,188	8,335	26,138	15,853
Tonnes milled (000's)	10,912	918	20,727	918
Copper
Grade (%)	0.57	0.56	0.57	0.56
Recovery (%)	83.1	48.9	80.7	48.9
Production (000's tonnes)	51.3	2.9	94.6	2.9
Sales (000's tonnes)	42.5	—	80.8	—

Copper cathode
Production (000’s tonnes)	—	2.0	—	3.9
Sales (000's tonnes)	—	2.3	1.5	3.9
Highland Valley Copper
Tonnes mined (000's)	17,518	17,987	31,482	36,425
Tonnes milled (000's)	9,793	8,542	19,019	17,549

Copper
Grade (%)	0.28	0.31	0.29	0.30
Recovery (%)	90.1	91.7	90.6	91.7
Production (000's tonnes)	24.5	24.0	49.9	48.5
Sales (000's tonnes)	27.1	25.0	53.6	51.3
Molybdenum
Production (000's tonnes)	0.1	0.2	0.3	0.4
Sales (000's tonnes)	0.2	0.2	0.3	0.3

39	Teck Resources Limited 2024 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Antamina
Tonnes mined (000's)	62,481	62,894	118,714	120,833
Tonnes milled (000's)
Copper-only ore	9,947	7,053	19,606	13,254
Copper-zinc ore	4,588	6,844	9,241	12,992
	14,535	13,897	28,847	26,246
Copper[1]
Grade (%)	0.91	0.89	0.87	0.88
Recovery (%)	90.3	87.7	90.0	87.5
Production (000's tonnes)	117.7	112.2	221.8	203.3
Sales (000's tonnes)	115.0	106.1	211.1	205.6

Zinc[1]
Grade (%)	1.61	2.23	1.62	2.04
Recovery (%)	83.4	87.7	83.6	86.2
Production (000's tonnes)	55.6	136.7	120.3	220.0
Sales (000's tonnes)	49.7	132.3	111.5	223.4

Molybdenum
Production (000's tonnes)	1.8	1.0	3.6	1.7
Sales (000's tonnes)	1.6	0.7	3.0	1.6

Carmen de Andacollo
Tonnes mined (000's)	5,204	6,129	10,331	11,860
Tonnes milled (000's)	3,118	4,040	5,761	8,286
Copper
Grade (%)	0.32	0.35	0.32	0.32
Recovery (%)	81.1	71.7	82.3	74.3
Production (000's tonnes)	8.1	10.2	15.0	20.0
Sales (000's tonnes)	7.7	10.4	15.2	19.6

Copper cathode
Production (000’s tonnes)	—	—	—	0.1
Sales (000’s tonnes)	—	—	—	—

Gold[2]
Production (000’s ounces)	3.9	6.6	7.3	12.1
Sales (000’s ounces)	3.7	6.7	7.9	13.0

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

40	Teck Resources Limited 2024 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	133	139	265	261
Lead	7	25	34	52
Metal production
Zinc (000's tonnes)	64.9	67.9	128.4	129.5
Lead (000's tonnes)	5.5	16.2	22.0	32.2
Silver (million ounces)	0.8	2.6	3.7	5.0
Gold (000's ounces)	3.1	7.3	7.9	11.4

Metal sales
Zinc (000's tonnes)	68.6	67.4	130.2	121.9
Lead (000's tonnes)	6.3	15.0	23.3	29.9
Silver (million ounces)	0.8	2.6	3.8	4.9
Gold (000's ounces)	3.7	6.6	8.0	10.7

Red Dog
Tonnes mined (000's)	2,616	2,814	5,578	5,078
Tonnes milled (000's)	1,069	1,098	2,195	2,090
Zinc
Grade (%)	15.8	15.0	15.5	15.2
Recovery (%)	82.5	81.4	83.6	82.1
Production (000's tonnes)	139.4	133.7	284.7	259.9
Sales (000's tonnes)	53.6	60.0	138.2	148.7
Lead
Grade (%)	5.0	4.4	4.7	4.3
Recovery (%)	54.3	48.5	53.2	51.3
Production (000's tonnes)	28.9	23.5	54.3	46.6
Sales (000's tonnes)	—	—	—	—

Steelmaking coal
Waste production (million BCM’s)	61.6	52.6	119.2	112.6
Clean coal production (million tonnes)	6.3	5.8	12.3	11.8

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.7:1	9.1:1	9.7:1	9.5:1
Sales (million tonnes)	6.4	6.2	12.3	12.4

41	Teck Resources Limited 2024 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, outbound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

42	Teck Resources Limited 2024 Second Quarter News Release

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

43	Teck Resources Limited 2024 Second Quarter News Release

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

44	Teck Resources Limited 2024 Second Quarter News Release

Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit from continuing operations attributable to shareholders[1]	$363	$510	$706	$1,676
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and ENAMI	32	69	42	71
Environmental costs	5	3	(12)	16
Inventory write-downs	—	—	19	—
Share-based compensation	22	42	49	60
Commodity derivatives	(29)	23	(27)	19
Loss (gain) on disposal or contribution of assets	9	—	3	(186)
Elkview business interruption claim	—	(81)	—	(149)
Other	11	77	25	66
Adjusted profit from continuing operations attributable to shareholders[1]	$413	$643	$805	$1,573

Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Adjusted basic earnings per share from continuing operations	$0.80	$1.24	$1.55	$3.05
Adjusted diluted earnings per share from continuing operations	$0.79	$1.22	$1.54	$3.00

Note:
1.	Profit from continuing operations attributable to shareholders and adjusted profit from continuing operations attributable to shareholders for each period reported includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.

45	Teck Resources Limited 2024 Second Quarter News Release

Reconciliation of Basic Earnings per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2024	2023	2024	2023

Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Add (deduct):
QB variable consideration to IMSA and ENAMI	0.06	0.14	0.08	0.14
Environmental costs	0.01	—	(0.02)	0.03
Inventory write-downs	—	—	0.04	—
Share-based compensation	0.04	0.08	0.09	0.11
Commodity derivatives	(0.05)	0.05	(0.05)	0.04
Loss (gain) on disposal or contribution of assets	0.02	—	0.01	(0.36)
Elkview business interruption claim	—	(0.16)	—	(0.29)
Other	0.02	0.15	0.04	0.13
Adjusted basic earnings per share from continuing operations	$0.80	$1.24	$1.55	$3.05

Reconciliation of Diluted Earnings per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2024	2023	2024	2023

Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Add (deduct):
QB variable consideration to IMSA and ENAMI	0.06	0.13	0.08	0.13
Environmental costs	0.01	0.01	(0.02)	0.03
Inventory write-downs	—	—	0.04	—
Share-based compensation	0.04	0.08	0.09	0.11
Commodity derivatives	(0.05)	0.04	(0.05)	0.04
Loss (gain) on disposal or contribution of assets	0.02	—	0.01	(0.35)
Elkview business interruption claim	—	(0.15)	—	(0.28)
Other	0.02	0.14	0.04	0.12
Adjusted diluted earnings per share from continuing operations	$0.79	$1.22	$1.54	$3.00

46	Teck Resources Limited 2024 Second Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2023	(B) Six months ended June 30, 2023		(C) Six months ended June 30, 2024	(A-B+C) Twelve months ended June 30, 2024

Profit from continuing operations before taxes	$3,944		$2,661	$1,399	$2,682
Finance expense net of finance income	162		69	484	577
Depreciation and amortization	1,931		854	1,296	2,373

EBITDA	$6,037		$3,584	$3,179	$5,632

Add (deduct):
QB variable consideration to IMSA and ENAMI	156		116	69	109
Environmental costs	168		21	(23)	124
Inventory write-down	26		—	41	67
Share-based compensation	107		78	63	92
Commodity derivatives	12		24	(37)	(49)
Loss (gain) on disposal or contribution of assets	(244)		(257)	6	19
Elkview business interruption claim	(221)		(219)	—	(2)
Other	326		104	65	287

Adjusted EBITDA	$6,367	(D)	$3,451	$3,363	$6,279	(E)

Total debt at period end	$7,595	(F)			$7,724	(G)
Less: cash and cash equivalents at period end	(744)				(918)

Net debt	$6,851	(H)			$6,806	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			1.2	(G/E)
Net Debt to adjusted EBITDA ratio	1.1	(H/D)			1.1	(I/E)
Equity attributable to shareholders of the company	$26,988	(J)			$26,509	(K)
Other financial obligations	$268	(L)			$266	(M)
Adjusted Net debt to capitalization ratio	0.20	(H+L)/ (F+J+L)			0.20	(I+M)/ (G+K+M)

47	Teck Resources Limited 2024 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit from continuing operations before taxes	$658	$805	$1,399	$2,661
Finance expense net of finance income	253	39	484	69
Depreciation and amortization	666	431	1,296	854

EBITDA[1]	1,577	1,275	3,179	3,584

Add (deduct):
QB variable consideration to IMSA and ENAMI	49	114	69	116
Environmental costs	6	4	(23)	21
Inventory write-downs	—	—	41	—
Share-based compensation	28	56	63	78
Commodity derivatives	(39)	30	(37)	24
Loss (gain) on disposal or contribution of assets	14	1	6	(257)
Elkview business interruption claim	—	(117)	—	(219)
Other	35	116	65	104
Adjusted EBITDA[1]	$1,670	$1,479	$3,363	$3,451

Note:
1.	EBITDA and adjusted EBITDA for each period reported includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.
48	Teck Resources Limited 2024 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Gross profit	$1,162	$1,410	$2,451	$3,076
Depreciation and amortization	666	431	1,296	854
Gross profit before depreciation and amortization	$1,828	$1,841	$3,747	$3,930

Reported as:
Copper
Quebrada Blanca	$218	$—	$284	$(1)
Highland Valley Copper	170	97	282	233
Antamina	279	226	476	456
Carmen de Andacollo	25	(3)	21	9
Other	2	(2)	2	(6)
	694	318	1,065	691

Zinc
Trail Operations	(54)	33	(29)	69
Red Dog	107	123	215	250
Other	14	(12)	7	(2)
	67	144	193	317

Steelmaking coal	1,067	1,379	2,489	2,922
Gross profit before depreciation and amortization	$1,828	$1,841	$3,747	$3,930

49	Teck Resources Limited 2024 Second Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper (A)	$1,369	$733	$2,447	$1,496
Zinc (B)	433	532	974	1,148
Steelmaking coal (C)	2,071	2,254	4,440	4,660
Total	$3,873	$3,519	$7,861	$7,304

Gross profit before depreciation and amortization
Copper (D)	$694	$318	$1,065	$691
Zinc (E)	67	144	193	317
Steelmaking coal (F)	1,067	1,379	2,489	2,922
Total	$1,828	$1,841	$3,747	$3,930

Gross profit margins before depreciation and amortization
Copper (D/A)	51%	43%	44%	46%
Zinc (E/B)	15%	27%	20%	28%
Steelmaking coal (F/C)	52%	61%	56%	63%

50	Teck Resources Limited 2024 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2024	20231	2024	2023

Revenue as reported	$1,369	$733	$2,447	$1,496
Less:
Quebrada Blanca revenue as reported	—	(25)	—	(45)
By-product revenue (A)	(95)	(102)	(174)	(206)
Smelter processing charges (B)	58	38	117	77
Adjusted revenue	$1,332	$644	$2,390	$1,322

Cost of sales as reported	$972	$528	$1,944	$1,030
Less: Quebrada Blanca cost of sales as reported	—	(26)	—	(49)
	$972	$502	$1,944	$981
Less:
Depreciation and amortization	(297)	(112)	(562)	(222)
Inventory write-down	—	—	(41)	—
Labour settlement charge reversal	9	—	9	—
By-product cost of sales (C)	(14)	(32)	(32)	(57)
Adjusted cash cost of sales (D)	$670	$358	$1,318	$702

Payable pounds sold (millions) (E)	219.4	126.2	422.6	249.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.05	$2.84	$3.12	$2.82
Smelter processing charges (B/E)	0.27	0.30	0.28	0.31
Total cash unit costs – CAD$/pound	$3.32	$3.14	$3.40	$3.13

Cash margin for by-products – ((A – C)/E)	(0.37)	(0.55)	(0.34)	(0.60)
Net cash unit costs – CAD$/pound	$2.95	$2.59	$3.06	$2.53

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.23	$2.11	$2.30	$2.09
Smelter processing charges	0.20	0.22	0.20	0.23
Total cash unit costs – US$/pound	$2.43	$2.33	$2.50	$2.32

Cash margin for by-products	(0.27)	(0.41)	(0.25)	(0.45)
Net cash unit costs – US$/pound	$2.16	$1.92	$2.25	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

51	Teck Resources Limited 2024 Second Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Revenue as reported	$1,369	$733	$2,447	$1,496
Less:
Quebrada Blanca revenue as reported	(533)	(25)	(954)	(45)
By-product revenue (A)	(80)	(102)	(151)	(206)
Smelter processing charges (B)	33	38	65	77
Adjusted revenue	$789	$644	$1,407	$1,322

Cost of sales as reported	$972	$528	$1,944	$1,030
Less: Quebrada Blanca cost of sales as reported	(464)	(26)	(946)	(49)
	$508	$502	$998	$981
Less:
Depreciation and amortization	(148)	(112)	(286)	(222)
Inventory write-down	—	—	(6)	—
Labour settlement charge reversal	9	—	9	—
By-product cost of sales (C)	(14)	(32)	(32)	(57)

Adjusted cash cost of sales (D)	$355	$358	$683	$702
Payable pounds sold (millions) (E)	129.2	126.2	247.6	249.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.75	$2.84	$2.76	$2.82
Smelter processing charges (B/E)	0.25	0.30	0.26	0.31
Total cash unit costs – CAD$/pound	$3.00	$3.14	$3.02	$3.13

Cash margin for by-products – ((A – C)/E)	(0.51)	(0.55)	(0.48)	(0.60)
Net cash unit costs – CAD$/pound	$2.49	$2.59	$2.54	$2.53

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.01	$2.11	$2.03	$2.09
Smelter processing charges	0.18	0.22	0.19	0.23
Total cash unit costs – US$/pound	$2.19	$2.33	$2.22	$2.32

Cash margin for by-products	(0.37)	(0.41)	(0.35)	(0.45)
Net cash unit costs – US$/pound	$1.82	$1.92	$1.87	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2024 and 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

52	Teck Resources Limited 2024 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2024	2023	2024	2023
Revenue as reported	$433	$532	$974	$1,148
Less:
Trail Operations revenue as reported	(426)	(520)	(896)	(1,003)
Other revenue as reported	(2)	(1)	(4)	(3)
Add back: Intra-segment revenue as reported	141	133	257	266
	$146	$144	$331	$408
By-product revenue (A)	(4)	(1)	(8)	—
Smelter processing charges (B)	38	37	96	93
Adjusted revenue	$180	$180	$419	$501

Cost of sales as reported	$412	$427	$890	$915
Less:
Trail Operations cost of sales as reported	(505)	(510)	(983)	(981)
Other cost of sales as reported	12	(13)	3	(5)
Add back: Intra-segment purchases as reported	141	133	257	266
	$60	$37	$167	$195
Less:
Depreciation and amortization	(21)	(16)	(51)	(37)
Royalty costs	21	41	32	3
By-product cost of sales (C)	—	—	—	—
Adjusted cash cost of sales (D)	$60	$62	$148	$161
Payable pounds sold (millions) (E)	100.4	112.4	259.0	278.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.60	$0.55	$0.57	$0.58
Smelter processing charges (B/E)	0.38	0.33	0.37	0.33
Total cash unit costs – CAD$/pound	$0.98	$0.88	$0.94	$0.91
Cash margin for by-products – ((A - C)/E)	(0.04)	(0.01)	(0.03)	—
Net cash unit costs – CAD$/pound	$0.94	$0.87	$0.91	$0.91

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.44	$0.41	$0.42	$0.43
Smelter processing charges	0.28	0.25	0.27	0.24
Total cash unit costs – US$/pound	$0.72	$0.66	$0.69	$0.67
Cash margin for by-products	(0.03)	(0.01)	(0.02)	—
Net cash unit costs – US$/pound	$0.69	$0.65	$0.67	$0.67

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2024 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Cost of sales as reported	$1,327	$1,154	$2,576	$2,283
Less:
Transportation costs (A)	(291)	(292)	(576)	(604)
Depreciation and amortization	(323)	(279)	(625)	(545)
Adjusted site cash cost of sales (C)	$713	$583	$1,375	$1,134
Tonnes sold (millions) (D)	6.4	6.2	12.3	12.4

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (C/D)	$112	$94	$112	$91
Transportation costs (A/D)	46	47	47	49
Unit costs – CAD$/tonne	$158	$141	$159	$140

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.34	$1.36	$1.35
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$82	$70	$82	$68
Transportation costs	33	35	35	36
Unit costs – US$/tonne	$115	$105	$117	$104

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

54	Teck Resources Limited 2024 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the ramp-up of the QB2 project, including our ability to increase production each quarter in 2024; QB2 capital and operating cost guidance; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding advancement of copper growth portfolio, including advancement of study, permitting, execution planning, and engineering work, community and Indigenous engagement, completion of updated cost estimates, and timing for receipt of permits at our QB debottlenecking, HVC Mine Life Extension, San Nicolás, Zafranal, and Galore Creek projects, as applicable; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of

55	Teck Resources Limited 2024 Second Quarter News Release

collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of the final capital cost at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors that would impair their ability to provide goods and services as anticipated during ramp-up activities or delay demobilization in accordance with current expectations. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the

56	Teck Resources Limited 2024 Second Quarter News Release

COVID-19 pandemic or otherwise. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 24, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

57	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2024 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2024	2023	2024	2023
Revenue (Note 5)	$3,873	$3,519	$7,861	$7,304

Cost of sales	(2,711)	(2,109)	(5,410)	(4,228)
Gross profit	1,162	1,410	2,451	3,076

Other operating income (expenses)
General and administration	(87)	(82)	(153)	(149)
Exploration	(21)	(19)	(39)	(32)
Research and innovation	(23)	(40)	(47)	(78)
Other operating income (expense) (Note 6)	(65)	(214)	(253)	93
Profit from operations	966	1,055	1,959	2,910
Finance income	27	28	55	59
Finance expense (Note 7)	(280)	(67)	(539)	(128)
Non-operating income (expense) (Note 8)	(56)	(211)	(74)	(184)
Share of profit (loss) of joint venture	1	—	(2)	4
Profit from continuing operations before taxes	658	805	1,399	2,661
Provision for income taxes from continuing operations	(273)	(336)	(582)	(991)
Profit from continuing operations for the period	385	469	817	1,670
Loss from discontinued operations (Note 3)	—	—	—	(26)
Profit for the period	$385	$469	$817	$1,644

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$363	$510	$706	$1,676
Non-controlling interests	22	(41)	111	(6)
Profit from continuing operations for the period	$385	$469	$817	$1,670

Profit (loss) attributable to:
Shareholders of the company	$363	$510	$706	$1,650
Non-controlling interests	22	(41)	111	(6)
Profit for the period	$385	$469	$817	$1,644

Earnings per share from continuing operations
Basic	$0.70	$0.98	$1.36	$3.25
Diluted	$0.69	$0.97	$1.35	$3.20
Earnings (loss) per share from discontinued operations
Basic and diluted	$—	$—	$—	$(0.05)
Earnings per share
Basic	$0.70	$0.98	$1.36	$3.20
Diluted	$0.69	$0.97	$1.35	$3.15
Weighted average shares outstanding (millions)	518.8	517.8	518.2	516.0
Weighted average diluted shares outstanding (millions)	523.8	525.6	524.0	524.0
Shares outstanding at end of period (millions)	519.6	519.7	519.6	519.7

59	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023
Profit for the period	$385	$469	$817	$1,644

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $3, $(8), $9 and $(8))	169	(317)	563	(327)
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	—	(1)	1	—
	169	(318)	564	(327)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(3), $nil, $(5) and $nil)	24	4	38	4
Remeasurements of retirement benefit plans (net of taxes of $5, $nil, $(12) and $(5))	6	(2)	29	3
	30	2	67	7
Total other comprehensive income (loss) for the period	199	(316)	631	(320)
Total comprehensive income for the period	$584	$153	$1,448	$1,324

Total comprehensive income (loss) attributable to:
Shareholders of the company	$557	$213	$1,317	$1,350
Non-controlling interests	27	(60)	131	(26)
	$584	$153	$1,448	$1,324

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	$557	$213	$1,317	$1,376
Discontinued operations	—	—	—	(26)
	$557	$213	$1,317	$1,350

60	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023
Operating activities
Profit from continuing operations for the period	$385	$469	$817	$1,670
Depreciation and amortization	666	431	1,296	854
Provision for income taxes from continuing operations	273	336	582	991
Gain on disposal or contribution of assets	(6)	(15)	(14)	(281)
Net finance expense	253	39	484	69
Income taxes paid	(126)	(374)	(1,451)	(628)
Remeasurement of decommissioning and restoration provisions for closed operations	3	(1)	(29)	10
QB variable consideration to IMSA and ENAMI	49	114	69	116
Other	8	50	36	(6)
Net change in non-cash working capital items	(179)	81	(422)	(573)
Net cash provided by continuing operating activities	1,326	1,130	1,368	2,222

Investing activities
Expenditures on property, plant and equipment	(958)	(1,264)	(1,741)	(2,535)
Capitalized production stripping costs	(259)	(235)	(577)	(545)
Expenditures on investments and other assets	(27)	(37)	(44)	(81)
Proceeds from sale of Fort Hills	—	—	—	1,014
Proceeds from investments and assets	38	61	77	114
Net cash used in continuing investing activities	(1,206)	(1,475)	(2,285)	(2,033)
Net cash used in discontinued investing activities	—	—	—	(14)
	(1,206)	(1,475)	(2,285)	(2,047)
Financing activities
Proceeds from debt	27	70	77	127
Redemption, purchase or repayment of debt	(213)	(268)	(245)	(445)
Repayment of lease liabilities	(39)	(32)	(78)	(68)
QB advances from SMM/SC	266	378	351	686
Acquisition of non-controlling interest in EVR by NSC	—	—	1,675	—
Interest and finance charges paid	(334)	(247)	(440)	(342)
Issuance of Class B subordinate voting shares	109	30	163	49
Purchase and cancellation of Class B subordinate voting shares	(282)	(85)	(356)	(85)
Dividends paid	(64)	(65)	(129)	(386)
Contributions from non-controlling interests	92	129	122	233
Distributions to non-controlling interests	—	(23)	—	(35)
Other liabilities	(72)	(16)	(86)	(24)
Net cash provided by (used in) continuing financing activities	(510)	(129)	1,054	(290)
Net cash used in discontinued financing activities	—	—	—	(3)
	(510)	(129)	1,054	(293)
Increase (decrease) in cash and cash equivalents	(390)	(474)	137	(118)
Change in cash classified as held for sale	—	6	—	35
Effect of exchange rate changes on cash and cash equivalents	13	(24)	37	(27)
Cash and cash equivalents at beginning of period	1,295	2,265	744	1,883
Cash and cash equivalents at end of period	$918	$1,773	$918	$1,773

61	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$918	$744
Current income taxes receivable	152	94
Trade and settlement receivables	1,986	2,096
Inventories	3,390	2,946
Prepaids and other current assets	655	585
	7,101	6,465
Financial and other assets	1,988	1,874
Investment in joint venture	1,156	1,116
Property, plant and equipment	47,355	45,565
Deferred income tax assets	65	65
Goodwill	1,122	1,108
	$58,787	$56,193
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,699	$4,001
Current portion of debt (Note 9)	567	515
Current portion of lease liabilities	222	195
Current income taxes payable	324	1,181
	4,812	5,892
Debt (Note 9)	6,037	6,019
Lease liabilities	898	866
QB advances from SMM/SC (Note 10)	3,972	3,497
Deferred income tax liabilities	6,439	6,188
Retirement benefit liabilities	427	445
Provisions and other liabilities	4,981	4,994
	27,566	27,901
Equity
Attributable to shareholders of the company	26,509	26,988
Attributable to non-controlling interests	4,712	1,304
	31,221	28,292
	$58,787	$56,193

Subsequent event – Sale of Steelmaking Coal Business (Note 4)

62	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2024	2023
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,458	6,133
Share repurchases	(72)	(20)
Issued on exercise of options	216	65
Issued on dual class amendment	—	302
End of period	6,602	6,480
Retained earnings
Beginning of period	19,618	18,065
Profit for the period attributable to shareholders of the company	706	1,650
Dividends paid	(129)	(386)
Share repurchases	(291)	(65)
Shares issued on dual class amendment	—	(302)
Change from NSC/POSCO transaction (Note 4)	(1,479)	—
Remeasurements of retirement benefit plans	29	3
End of period	18,454	18,965
Contributed surplus
Beginning of period	213	207
Share option compensation expense (Note 11(a))	12	14
Transfer to Class B subordinate voting shares on exercise of options	(53)	(16)
End of period	172	205
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	693	1,062
Other comprehensive income (loss)	611	(300)
Less remeasurements of retirement benefit plans recorded in retained earnings	(29)	(3)
End of period	1,275	759
Non-controlling interests
Beginning of period	1,304	1,038
Profit (loss) for the period attributable to non-controlling interests	111	(6)
Other comprehensive income (loss) attributable to non-controlling interests	20	(20)
Change from NSC/POSCO transaction (Note 4)	3,155	—
Contributions from non-controlling interests	122	233
Distributions to non-controlling interests	—	(35)
End of period	4,712	1,210
Total equity	$31,221	$27,625

63	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2 and for certain policies related to new transactions disclosed in the related note. On July 23, 2024, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. We are currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

64	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

3.	FORT HILLS DISCONTINUED OPERATIONS

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). Results of discontinued operations of the Fort Hills disposal group is shown in the table below. As the sale was completed in February 2023, there were no results of discontinued operations for the Fort Hills disposal group during the three month periods ended June 30, 2023 and 2024.

	Six months ended June 30,
(CAD$ in millions)	2024	2023
Revenue	$—	$143
Cost of sales	—	(161)
Loss from operations	—	(18)
Net finance expense	—	(2)
Loss on sale	—	(8)
Loss from discontinued operations before taxes	—	(28)
Recovery of income taxes	—	2
Loss from discontinued operations	$—	$(26)

65	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS – SALE OF STEELMAKING COAL BUSINESS

On November 13, 2023, we announced our agreement to sell our interest in our steelmaking coal business, Elk Valley Resources (EVR), through a sale of a majority stake to Glencore plc (Glencore) and a sale of a minority stake to Nippon Steel Corporation (NSC) and POSCO.

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its current 2.5% interest in our Elkview Operations plus US$1.3 billion in cash paid to Teck at the closing date. POSCO exchanged its 2.5% interest in our Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. We have accounted for these transactions as equity transactions with non-controlling interests which resulted in a net reduction in retained earnings of $1.5 billion and an increase in non-controlling interests of $3.2 billion. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

At June 30, 2024, closing of the sale of the majority interest in EVR to Glencore remained subject to receipt of approval under the Investment Canada Act. The timing and outcome of the regulatory process was not known with sufficient certainty and as such, we were not in a position to conclude that receipt of the required regulatory approvals, and resulting closing of the transaction, was highly probable. Therefore, we determined that our steelmaking coal business did not meet the criteria to be classified as held for sale at June 30, 2024.

Subsequent to the quarter, on July 4, 2024, sale of the majority stake in EVR to Glencore received all required regulatory approvals. On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business to Glencore and received total cash proceeds of US$7.3 billion, subject to customary closing adjustments. The steelmaking coal business is disclosed in our segmented information (Note 12) as our steelmaking coal segment, and its results are included in continuing operations in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024.

66	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 12) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is carried out and accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation. As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the revenue related to Fort Hills, which was part of our energy business unit, in the tables below. Revenue related to Fort Hills is disclosed as part of Note 3, Fort Hills Discontinued Operations.

Revenue related to 100% of the steelmaking coal business unit is presented in the tables below. Subsequent to the quarter, we completed the sale of our remaining 77% interest in our steelmaking coal business as disclosed in Note 4, Transactions - Sale of Steelmaking Coal Business.

(CAD$ in millions)	Three months ended June 30, 2024
	Copper	Zinc	Steelmaking Coal	Total
Copper	$1,274	$—	$—	$1,274
Zinc	28	438	—	466
Steelmaking coal	—	—	2,071	2,071
Silver	21	34	—	55
Lead	—	19	—	19
Other	46	83	—	129
Intra-segment	—	(141)	—	(141)
	$1,369	$433	$2,071	$3,873

(CAD$ in millions)	Three months ended June 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$632	$—	$—	$632
Zinc	69	443	—	512
Steelmaking coal	—	—	2,254	2,254
Silver	9	83	—	92
Lead	—	38	—	38
Other	23	101	—	124
Intra-segment	—	(133)	—	(133)
	$733	$532	$2,254	$3,519

67	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE, continued

(CAD$ in millions)	Six months ended June 30, 2024
	Copper	Zinc	Steelmaking Coal	Total
Copper	$2,273	$—	$—	$2,273
Zinc	62	859	—	921
Steelmaking coal	—	—	4,440	4,440
Silver	36	134	—	170
Lead	—	60	—	60
Other	76	178	—	254
Intra-segment	—	(257)	—	(257)
	$2,447	$974	$4,440	$7,861

(CAD$ in millions)	Six months ended June 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$1,291	$—	$—	$1,291
Zinc	130	994	—	1,124
Steelmaking coal	—	—	4,660	4,660
Silver	17	154	—	171
Lead	1	83	—	84
Other	57	183	—	240
Intra-segment	—	(266)	—	(266)
	$1,496	$1,148	$4,660	$7,304

68	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023
Settlement pricing adjustments	$45	$(172)	$(38)	$(85)
Share-based compensation (Note 11(a))	(28)	(56)	(63)	(78)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(6)	(4)	23	(21)
Care and maintenance costs	(22)	(14)	(37)	(29)
Social responsibility and donations	(10)	(13)	(24)	(25)
Gain (loss) on disposal or contribution of assets	(14)	1	(6)	264
Commodity derivatives	39	(30)	37	(24)
Take or pay contract costs	(8)	(9)	(25)	(34)
Elkview business interruption claim	—	117	—	219
Other	(61)	(34)	(120)	(94)
	$(65)	$(214)	$(253)	$93

7.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023
Debt interest	$63	$62	$121	$122
Interest on QB project financing	61	71	116	130
Interest on advances from SMM/SC	85	59	167	111
Interest on lease liabilities	15	5	29	10
Letters of credit and standby fees	9	9	22	19
Accretion on decommissioning and restoration provisions	56	43	111	86
Other	18	15	36	23
	307	264	602	501
Less capitalized borrowing costs	(27)	(197)	(63)	(373)
	$280	$67	$539	$128

69	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023
QB variable consideration to IMSA and ENAMI	$(49)	$(114)	$(69)	$(116)
Foreign exchange gains (losses)	(7)	(17)	(5)	23
Downstream pipeline take-or-pay toll commitment	—	(40)	4	(40)
Other	—	(40)	(4)	(51)
	$(56)	$(211)	$(74)	$(184)

9.	DEBT

($ in millions)	June 30, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$503	$640	$682	$503	$621	$658
6.125% notes due October 2035 (a)	336	472	455	336	467	439
6.0% notes due August 2040 (a)	473	641	645	473	642	624
6.25% notes due July 2041 (a)	396	545	537	396	544	519
5.2% notes due March 2042 (a)	395	485	535	395	488	516
5.4% notes due February 2043 (a)	367	457	498	367	466	481
	2,470	3,240	3,352	2,470	3,228	3,237
QB project financing facility (b)	2,059	2,905	2,780	2,206	2,979	2,873
Carmen de Andacollo short-term loans (c)	120	164	164	95	126	126
Antamina loan agreement (d)	225	308	308	225	298	298
	$4,874	$6,617	$6,604	$4,996	$6,631	$6,534
Less current portion of debt	(414)	(567)	(567)	(389)	(515)	(515)
	$4,460	$6,050	$6,037	$4,607	$6,116	$6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Notes Purchased

On July 4, 2024, we announced the commencement of six separate cash tender offers to purchase the aggregate principal amount of our outstanding term notes for cash up to US$1.3 billion. On July 15, 2024, we increased the maximum purchase amount to US$1.4 billion, an amount sufficient to accept all notes in full. We purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to these cash tender offers. The principal amount of the notes purchased comprised US$320 million of the 3.9% notes due 2030, US$148 million of the 6.125% notes due 2035, US$276 million of the 6.0% notes due 2040, US$143 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$253 million of the 5.4% notes due 2043. The total cash cost of the purchases, including the discounts and accrued interest was $1.9 billion (US$1.4 billion), which was funded from cash on hand.

70	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

b)	QB Project Financing Facility

As at June 30, 2024, the limited recourse QB project financing facility had a balance of US$2.1 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB project assets.

c)	Carmen de Andacollo Short-Term Loans

As at June 30, 2024, we had $164 million (US$120 million) of debt outstanding in the form of fixed rate short-term bank loans with maturities of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at June 30, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at June 30, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.20 to 1.0 at June 30, 2024, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit and surety bonds to support our reclamation obligations. As at June 30, 2024, we had $3.0 billion of letters of credit outstanding and $1.2 billion in surety bonds outstanding, of which $1.5 billion of letters of credit outstanding and $758 million in surety bonds outstanding are related to EVR. The securities related to EVR are in process of being cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024 (Note 4).

71	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	QB ADVANCES FROM SMM/SC

($ in millions)	June 30, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$2,921	$4,131	$3,972	$2,661	$3,589	$3,497

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 15).

11.	EQUITY

a)	Share-Based Compensation

During the six months ended June 30, 2024, we granted 1,033,720 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $52.28, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $21.21 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.8 years
Risk-free interest rate	3.46%
Dividend yield	0.96%
Expected volatility	42%

During the three and six months ended June 30, 2024, share-based compensation expense related to stock options was $6 million and $12 million (2023 – $5 million and $14 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the six months ended June 30, 2024, we issued 930,087 Units. The total number of Units outstanding at June 30, 2024 was 4,138,984. During the three and six months ended June 30, 2024, share-based compensation expense related to Units was $22 million and $51 million (2023 – $51 million and $64 million), respectively.

During the three and six months ended June 30, 2024, total share-based compensation expense was $28 million and $63 million (2023 – $56 million and $78 million) (Note 6), respectively.

b)	Accumulated Other Comprehensive Income

	Six months ended June 30,
(CAD$ in millions)	2024	2023
Currency translation differences	$1,147	$662
Gain on marketable equity and debt securities (net of tax of $(16) and $(12))	128	97
	$1,275	$759

72	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

c)	Dividends

Dividends of $0.125 per share, totalling $64 million, were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2024. Dividends totalling $129 million were paid on our Class A and Class B subordinate voting shares during the six months ended June 30, 2024.

On July 11, 2024, our Board of Directors approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend on our Class A common shares and Class B subordinate voting shares, payable on September 27, 2024 to shareholders of record at the close of business on September 13, 2024.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2023, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2023 to November 21, 2024. All purchased shares will be cancelled.

During the six months ended June 30, 2024, we purchased 5,572,065 Class B subordinate voting shares for $363 million, which was recorded as part of equity. Of the shares purchased, $356 million were paid in cash for the cancellation of 5,472,065 Class B subordinate voting shares. Subsequent to June 30, 2024, $7 million were paid in cash for the cancellation of the remaining 100,000 Class B subordinate voting shares. During the six months ended June 30, 2023, we purchased and cancelled 1,550,000 Class B subordinate voting shares for $85 million.

73	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our President and Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills in the tables below. The segmented information related to Fort Hills is disclosed as part of Note 3, Fort Hills Discontinued Operations.

The segmented information related to 100% of our steelmaking coal business unit is disclosed in the tables below. Subsequent to the quarter, we completed the sale of our remaining 77% interest in our steelmaking coal business as disclosed in Note 4, Transactions - Sale of Steelmaking Coal Business.

	Three months ended June 30, 2024
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$1,369	$433	$2,071	$—	$3,873
Cost of sales	(972)	(412)	(1,327)	—	(2,711)
Gross profit	397	21	744	—	1,162
Other operating income (expense)	74	(30)	(89)	(151)	(196)
Profit (loss) from operations	471	(9)	655	(151)	966
Net finance income (expense)	(339)	(15)	(61)	162	(253)
Non-operating income (expense)	(49)	(1)	(10)	4	(56)
Share of profit of joint venture	1	—	—	—	1
Profit (loss) before taxes from continuing operations	84	(25)	584	15	658
Capital expenditures from continuing operations	646	123	442	6	1,217

	Three months ended June 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$733	$532	$2,254	$—	$3,519
Cost of sales	(528)	(427)	(1,154)	—	(2,109)
Gross profit	205	105	1,100	—	1,410
Other operating income (expense)	(121)	1	(12)	(223)	(355)
Profit (loss) from operations	84	106	1,088	(223)	1,055
Net finance income (expense)	(129)	(14)	(28)	132	(39)
Non-operating expense	(124)	(3)	(9)	(75)	(211)
Profit (loss) before taxes from continuing operations	(169)	89	1,051	(166)	805
Capital expenditures from continuing operations	1,108	75	309	7	1,499

74	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2024
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$2,447	$974	$4,440	$—	$7,861
Cost of sales	(1,944)	(890)	(2,576)	—	(5,410)
Gross profit	503	84	1,864	—	2,451
Other operating income (expenses)	109	(35)	(219)	(347)	(492)
Profit (loss) from operations	612	49	1,645	(347)	1,959
Net finance income (expense)	(651)	(31)	(152)	350	(484)
Non-operating income (expense)	(58)	—	(49)	33	(74)
Share of profit (loss) of joint venture	(2)	—	—	—	(2)
Profit (loss) before taxes from continuing operations	(99)	18	1,444	36	1,399
Capital expenditures from continuing operations	1,316	178	814	10	2,318
	As at June 30, 2024
Goodwill	420	—	702	—	1,122
Total assets	30,069	4,958	20,219	3,541	58,787

	Six months ended June 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$1,496	$1,148	$4,660	$—	$7,304
Cost of sales	(1,030)	(915)	(2,283)	—	(4,228)
Gross profit	466	233	2,377	—	3,076
Other operating income (expenses)	123	(12)	231	(508)	(166)
Profit (loss) from operations	589	221	2,608	(508)	2,910
Net finance income (expense)	(249)	(25)	(53)	258	(69)
Non-operating expense	(90)	(2)	(12)	(80)	(184)
Share of profit of joint venture	4	—	—	—	4
Profit (loss) before taxes from continuing operations	254	194	2,543	(330)	2,661
Capital expenditures from continuing operations	2,306	124	637	13	3,080
	As at June 30, 2023
Goodwill	406	—	702	—	1,108
Total assets	25,750	4,524	18,634	4,182	53,090

75	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2024, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. This claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court denied reconsideration but granted permission for interlocutory appeal to the Ninth Circuit without making the requisite findings to support an appeal on an interlocutory basis. The Ninth Circuit Court of Appeals denied CCT’s petition for an interlocutory appeal without prejudice for the lack of the necessary findings. The trial court granted CCT's renewed motion for interlocutory appeal, making the required findings. The CCT has filed another petition with the Ninth Circuit seeking an interlocutory appeal.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required and damage to natural resources are proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

76	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES, continued

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL has cooperated with the ECCC's investigation. On July 10, 2024, the Public Prosecution Service of Canada charged TCL with five counts of violating s.36(3) of the Fisheries Act. On July 11, 2024, Teck sold the remaining 77% of its steelmaking coal business, including Teck’s indirect interest in TCL, to Glencore as disclosed in Note 4, Transactions - Sale of Steelmaking Coal Business. Pursuant to the terms of the sale transaction, Glencore may require Teck to indemnify a portion of the costs and liabilities arising out of these charges. We are not currently able to determine the outcome of the charges, which could lead to fines and administrative penalties that could be material.

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

77	Teck Resources Limited 2024 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023, are summarized in the following table:

(CAD$ in millions)	June 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$285	$—	$—	$285	$345	$—	$—	$345
Marketable and other equity securities	100	—	183	283	79	—	150	229
Debt securities	197	—	—	197	184	—	—	184
Settlement receivables	—	1,269	—	1,269	—	1,254	—	1,254
Derivative instruments and embedded derivatives	—	121	—	121	—	92	—	92
	$582	$1,390	$183	$2,155	$608	$1,346	$150	$2,104

Financial liabilities
Derivative instruments and embedded derivatives	$—	$158	$—	$158	$—	$148	$—	$148
Settlement payables	—	76	—	76	—	36	—	36
	$—	$234	$—	$234	$—	$184	$—	$184

Unless disclosed elsewhere in our financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

16.	PROPERTY, PLANT AND EQUIPMENT – AVAILABLE FOR USE

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs. In the second quarter, ship loading and related infrastructure at QB and the KIVCET boiler at our Trail Operations met the criteria to become available for use. As a result, we transferred $1.9 billion of assets into land, buildings, plant and equipment from construction in progress and commenced depreciation.

17.	INCOME TAXES

In June 2024, Canada enacted the Global Minimum Tax (GMT) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules, with effect from January 1, 2024. We applied the mandatory temporary exception to the recognition and disclosure for deferred taxes related to OECD Pillar Two income taxes under IAS 12, Income Taxes. We have recorded current taxes of $2 million related to the GMT in respect of an insurance affiliate in Bermuda.

78	Teck Resources Limited 2024 Second Quarter News Release